              Certificate of Accounting of Securities and Similar

                         Investments in the Custody of
                        Management Investment Companies
                   Pursuant to Rule 17f-2 (17 CPR 270 17F-2)

                  ------------------------------------------

                                 OMB APPROVAL

                  ------------------------------------------

                  OMB Number:                      3235-0360
                  Expires:                     July 31, 1994

                  Estimated average burden
                  hours per response                 ...0.05

                  ------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
1.   Investment Company Act file Number:                                        Date examination completed:
811-6076                                                                        10/31/99
------------------------------------------------------------------------------------------------------------------------------------
2.   State identification Number:

     _________________   __________________    __________________  __________________   ________________   ________________

      AL                 AK                    AZ                  AR                   CA                 CO
     -----------------   ------------------    ------------------  ------------------   ----------------   ------------------
      CT                 DE                    DC                  FL                   GA                 MI
     -----------------   ------------------    ------------------  ------------------   ----------------   ------------------
      ID                 IL                    IN                  IA                   KS                 KY
     -----------------   ------------------    ------------------  ------------------   ----------------   ------------------
      LA                 ME                    MD                  MA                   MI                 MN
     -----------------   ------------------    ------------------  ------------------   ----------------   ------------------
      MS                 MO                    MT                  ME                   NV                 NH
     -----------------   ------------------    ------------------  ------------------   ----------------   ------------------
      NJ                 NM                    NY                  NC                   ND                 OH
     -----------------   ------------------    ------------------  ------------------   ----------------   ------------------
      OK                 OR                    PA                  RI                   SC                 SD
     -----------------   ------------------    ------------------  ------------------   ----------------   ------------------
      TN                 TX                    UT                  VT                   VA                 WA
     -----------------   ------------------    ------------------  ------------------   ----------------   ------------------
      WV                 WI                    WY                  PUERTO RICO
     -------------------------------------------------------------------------------------------------------------------------

     Other (specify):
-------------------------------------------------------------------------------

3.   Exact name of investment company as specified in registration statement:

Infinity Mutual Funds - ISG Funds
--------------------------------------------------------------------------------

5. Address of principal executive office (number, street, city, state, zip code):

JEFFREY C. CUSICK, BISYS FUND SERVICES,
3435 STELZER ROAD, COLUMBUS, OHIO 43219-8001
--------------------------------------------------------------------------------

INSTRUCTIONS

This form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT
                                                          SEC 2198 (11-91)

                        The Infinity Mutual Funds, Inc.
                               3435 Stelzer Road
                             Columbus, Ohio 43219

January 19, 2000

   Management Statement Regarding Compliance with Certain Provisions of the
                        Investment Company Act of 1940

We, as members of management of The Infinity Mutual Funds, Inc. - ISG Funds (the Funds), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with Rule 17f-2 requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 1999.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 1999 and for the period from September 30, 1999 (date of the last examination) through October 31, 1999, with respect to securities reflected in the investment accounts of the Funds.

Sincerely,

/s/ Jeffrey C. Cusick

Jeffrey C. Cusick
Vice President
The Infinity Mutual Funds, Inc.

To the Board of Directors of
The Infinity Mutual Funds, Inc. - ISG Funds
  and the
Securities and Exchange Commission:

We have examined management's assertion about The Infinity Mutual Funds, Inc. - ISG Funds (the Funds) compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of October 31, 1999 and for the period from September 30, 1999 through October 31, 1999, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 1999 and for the period from September 30, 1999 (the date of the last examination) through October 31, 1999, with respect to securities transactions:

     1. Confirmation of all securities held as of October 31, 1999 by the Bank of New York, without prior notice to management;

     2. Verification of all securities purchased/sold but not received/delivered and securities in transit as of October 31, 1999 via examination of underlying trade ticket, broker confirmation, or cash settlement;

     3. Reconciliation of all such securities to the books and records of the Funds and the Bank of New York;

     4. Confirmation of all repurchase agreements as of October 31, 1999 with brokers/banks and agreement of underlying collateral with the Bank of New York records; and

     5. Agreement of 5 selected security purchases/sales from the books and records of the Funds to broker confirmations during the period from September 30, 1999 through October 31, 1999.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 1999 and for the period from September 30, 1999 through October 31, 1999 is fairly stated, in all material respects.


This report is intended solely for the information and use of management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Columbus, Ohio
January 19, 2000